Exhibit 99.1

China Online Education Group Announces Fourth Quarter 2019 Results

Fourth quarter and fiscal year net revenues increased by 33.5% and 29.5% year-over-year respectively

Fourth quarter GAAP net income and non-GAAP net income were RMB1.5 million and RMB5.3 million respectively

Fiscal year 2019 GAAP net loss and non-GAAP net loss were RMB99.5 million and RMB82.8 million respectively

BEIJING, March 9, 2020 /PRNewswire/ — China Online Education Group (“51Talk” or the “Company”) (NYSE:COE), a leading online education platform in China, with core expertise in English education, announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

Fourth Quarter 2019 Financial and Operating Highlights

•                     Net revenues were RMB397.9 million (US$57.2 million), a 33.5% increase from RMB298.1 million for the fourth quarter of 2018.

•                      Gross billings1 were RMB582.3 million (US$83.6 million), a 15.7% increase from RMB503.2 million for the fourth quarter of 2018.

•                      Gross margin was 72.2%, compared with 62.5% for the fourth quarter of 2018.

•                      GAAP net income was RMB1.5 million, compared with GAAP net loss RMB140.0 million for the fourth quarter of 2018.

•                      Non-GAAP net income was RMB5.3 million, compared with non-GAAP net loss RMB132.4 million for the fourth quarter of 2018.

•                      Operating cash inflow was RMB167.1 million (US$24.0 million), compared with RMB67.3 million cash inflow for the fourth quarter of 2018.

•                      Cash, cash equivalents, time deposits and short-term investments balance reached RMB1,053.4 million (US$151.3 million) as of December 31, 2019.

Fiscal Year 2019 Financial and Operating Highlights

•                      Net revenues were RMB1,483.4 million (US$213.1 million), a 29.5% increase from RMB1,145.5 million for the fiscal year 2018.

•                      Gross billings were RMB2,080.6 million (US$298.9 million), a 22.2% increase from RMB1,703.0 million for the fiscal year 2018.

•                      Gross margin was 70.3%, compared with 64.1% for the fiscal year 2018.

•                      Operating cash inflow was RMB397.9 million (US$57.2 million), compared with RMB29.8 million cash inflow for the fiscal year 2018.

1Gross billings for a specific period, which is one of the Company’s key operating data, is defined as the total amount of cash received for the sale of course packages and services in such period, net of the total amount of refunds in such period.

Key Financial and Operating Data

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Y-o-Y	Dec. 31,	Dec. 31,	Y-o-Y
	2018	2019	Change	2018	2019	Change

Net Revenues (in RMB millions)	298.1	397.9	33.5%	1145.5	1,483.4	29.5%
K-12 mass-market one-on-one	196.5	320.7	63.2%	709.4	1,136.2	60.2%
K-12 small class offering	31.6	26.4	(16.5%)	100.7	112.8	12.0%
Adult offering	47.8	38.8	(18.8%)	224.5	168.5	(24.9%)
K-12 American Academy one-on-one	22.2	12.0	(45.9%)	110.9	65.9	(40.6%)
Active students[2] (in thousands)	213.9	257.2	20.2%
Gross Billings (in RMB millions)	503.2	582.3	15.7%	1,703.0	2,080.6	22.2%
K-12 mass-market one-on-one	365.7	501.7	37.2%	1,200.3	1,814.5	51.2%
K-12 small class offering	60.6	40.0	(33.9%)	157.6	96.6	(38.7%)
Adult offering	55.0	34.5	(37.3%)	236.4	131.3	(44.5%)
K-12 American Academy one-on-one	21.9	6.1	(72.0%)	108.7	38.2	(64.8%)

“We concluded 2019 with an outstanding fourth quarter marked with multiple financial and operational achievements,” said Mr. Jack Jiajia Huang, Founder, Chairman and Chief Executive Officer of 51Talk. “On the financial side, net revenues exceeded the top end of our guidance by 2.0%. Even more notable, we achieved our very first quarterly consolidated break-even in our company history. As we continued to optimize execution on our strategically focused K-12 one-on-one mass-market offerings in non-tier-one cities3, our K-12 mass-market one-on-one gross billings increased 37.2% year-over-year to RMB501.7 million, representing 86.2% of our total gross billings.

“Over the past two months, Chinese citizens have displayed tremendous courage and resilience while facing the numerous challenges presented by the coronavirus epidemic. From an educational standpoint, as school campuses have remained closed, hundreds of millions of students and teachers have turned to online platforms in an effort to maintain educational continuity. We believe that an even deeper and long-lasting awareness of the power of online education has developed, especially in lower-tier cities. We are confident we can leverage our powerful online platform and our expertise in English language learning to make the high quality education resources available to more people,” concluded Mr. Huang.

“In the fourth quarter we continued our trend of establishing new historical highs in net income, gross margin, and operating cash flow,” said Mr. Min Xu, Chief Financial Officer of 51Talk.  “Most significantly, we celebrated our first profitable quarter with GAAP net income of RMB1.5 million and Non-GAAP net income of RMB5.3 million driven by robust top line coupled with improvements in operating efficiencies. I am also delighted to share that we achieved record high operating cash flow of RMB167.1 million. Additionally, our cash position increased 47.9% year-over-year and exceeded 1 billion RMB for the first time. Looking into 2020, we believe that our healthy growth strategy and sharp focus on operational efficiencies, along with new market opportunities due to developing trends, present a continued path to future growth.”

2  An “active student” for a specified period refers to a student who booked at least one paid lesson, excluding those students who only attended paid live broadcasting lessons or trial lessons. A student taking both one-on-one and small class lessons is counted as one active student.

3  Tier-one cities include Beijing, Shanghai, Shenzhen, Guangzhou and Tianjin.

Fourth Quarter 2019 Financial Results

Net Revenues

Net revenues for the fourth quarter of 2019 were RMB397.9 million (US$57.2 million), a 33.5% increase from RMB298.1 million for the same quarter last year. The increase was primarily attributed to an increase in the number of active students and, to a lesser extent, an increase in the average revenue per active student. The number of active students in the fourth quarter of 2019 was 257,200, a 20.2% increase from 213,900 for the same quarter last year.

Net revenues from one-on-one offerings for the fourth quarter of 2019 were RMB371.5 million (US$53.4 million), a 39.4% increase from RMB266.5 million for the same quarter last year. Net revenues from small class offering for the fourth quarter of 2019 were RMB26.4 million (US$3.8 million), a 16.5% decrease from RMB 31.6 million for the same quarter last year.

Cost of Revenues

Cost of revenues for the fourth quarter of 2019 was RMB110.6 million (US$15.9 million), a 1.0% decrease from RMB111.8 million for the same quarter last year. The decrease was primarily driven by a decrease in service fees paid to European and American teachers.

Cost of revenues of one-on-one offerings for the fourth quarter of 2019 was RMB98.2 million (US$14.1 million), a 10.3% increase from RMB89.0 million for the same quarter last year. Cost of revenues of small class offering for the fourth quarter of 2019 was RMB12.5 million (US$1.8 million), a 45.2% decrease from RMB22.8 million for the same quarter last year.

Gross Profit and Gross Margin

Gross profit for the fourth quarter of 2019 was RMB287.2 million (US$41.3 million), a 54.2% increase from RMB186.3 million for the same quarter last year.

Gross margin for the fourth quarter of 2019 was 72.2%, compared with 62.5% for the same quarter last year.

One-on-one offerings gross margin for the fourth quarter of 2019 was 73.6%, compared with 66.6% for the same quarter last year. The increase was mainly attributable to 1) price increases and 2) the inclusion of the Company’s audio picture book in course packages, which carries a higher margin and is recognized as revenues at the time of delivery. 51Talk’s small class offering gross margin for the fourth quarter of 2019 was 52.7%, compared with 27.9% for the fourth quarter of 2018. The increase was mainly due to optimization of product structure of small class offerings by reducing the lower margined products.

Operating Expenses

Total operating expenses for the fourth quarter of 2019 were RMB288.4 million (US$41.4 million), an 8.5% decrease from RMB315.2 million for the same quarter last year. The decrease was the result of a decrease in sales and marketing expenses, product development expenses and general and administrative expenses.

Sales and marketing expenses for the fourth quarter of 2019 were RMB202.5 million (US$29.1 million), a 4.5% decrease from RMB212.1 million for the same quarter last year. The decrease was mainly due to lower branding expenses. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for the fourth quarter of 2019 were RMB201.6 million (US$29.0 million), a 4.3% decrease from RMB210.6 million for the same quarter last year. Non-GAAP sales and marketing expenses, excluding branding expenses, were 30.4% of the gross billings for the fourth quarter of 2019, compared with 35.0 % for the same quarter last year.

Product development expenses for the fourth quarter of 2019 were RMB37.0 million (US$5.3 million), a 13.0% decrease from RMB42.6 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for the fourth quarter of 2019 were RMB36.8 million (US$5.3 million), a 9.6% decrease from RMB40.7 million for the same quarter last year.

General and administrative expenses for the fourth quarter of 2019 were RMB48.9 million (US$7.0 million), a 19.2% decrease from RMB60.5 million for the same quarter last year. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for the fourth quarter of 2019 were RMB46.3 million (US$6.7 million), a 17.8% decrease from RMB56.4 million for the same quarter last year.

Income/(loss) from Operations

Operating loss for the fourth quarter of 2019 was RMB1.2 million (US$0.2 million), compared with RMB129.0 million for the same quarter last year.

Non-GAAP operating income for the fourth quarter of 2019 was RMB2.5 million (US$0.4 million), compared with non-GAAP loss from operations of RMB121.4 million for the same quarter last year.

Net income/(loss)

Net income for the fourth quarter of 2019 was RMB1.5 million (US$0.2 million), compared with net loss of RMB140.0 million for the same quarter last year.

Non-GAAP net income for the fourth quarter of 2019 was RMB5.3 million (US$0.8 million), compared with non-GAAP loss of RMB132.4 million for the same quarter last year.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the fourth quarter of 2019 was RMB0.07 (US$0.01), compared with basic and diluted net loss per ADS of RMB6.90 for the same quarter last year. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic net income per ADS attributable to ordinary shareholders for the fourth quarter of 2019 was RMB0.25 (US$0.04), compared with non-GAAP basic net loss per ADS attributable to ordinary shareholders of RMB6.45 for the same quarter last year. Non-GAAP diluted net income per ADS attributable to ordinary shareholders for the fourth quarter of 2019 was RMB0.23 (US$0.03), compared with non-GAAP diluted net loss per ADS attributable to ordinary shareholders of RMB6.45 for the same quarter last year.

Balance Sheet

As of December 31, 2019, the Company had total cash, cash equivalents, time deposits and short-term investments of RMB1,053.4 million (US$151.3 million), compared with RMB712.1 million as of December 31, 2018.

The Company had advances from students4 (current and non-current) of RMB2,176.0 million (US$312.6 million) as of December 31, 2019, compared with RMB1,676.1 million as of December 31, 2018.

Fiscal Year 2019 Financial Results

Net Revenues

Net revenues for 2019 were RMB1,483.4 million (US$213.1 million), a 29.5% increase from RMB1,145.5 million for 2018. The increase was primarily attributed to an increase in the number of active students.

Net revenues from one-on-one offerings for 2019 were RMB1,370.6 million (US$196.9 million), a 31.2% increase from RMB1,044.8 million for 2018. Net revenues from small class offerings for 2019 were RMB112.8 million (US$16.2 million), compared with RMB100.7 million for 2018.

Cost of Revenues

Cost of revenues for 2019 was RMB439.9 million (US$63.2 million), a 7.1% increase from RMB410.9 million for 2018. The increase was primarily driven by an increase in total service fees paid to teachers, mainly due to an increased number of paid lessons.

Cost of revenues of one-on-one offerings for 2019 was 386.1 million (US$55.5 million), a 12.6% increase from RMB342.9 million for 2018. Cost of revenues of small class offerings for 2019 was RMB53.8 million (US$7.7 million), a 20.8% decrease from RMB68.0 million for 2018.

Gross Profit and Gross Margin

Gross profit for 2019 was RMB1,043.5 million (US$149.9 million), a 42.0% increase from RMB734.6 million for 2018.

Gross margin for 2019 was 70.3%, compared with 64.1% for 2018.

One-on-one offerings gross margin for 2019 was 71.8%, compared with 67.2% for 2018. 51Talk’s small class offering gross margin for 2019 was 52.3%, compared with 32.5% for 2018.

4  The Company used “deferred revenues” representing this account before. Due to potential new business in the future, the Company updated the account’s name to “advances from students”, which is defined as the amount of obligation to transfer good or service to students or business partners for which consideration has been received from students in advance.

Operating Expenses

Total operating expenses for 2019 were RMB1,146.1 million (US$164.6 million), a 0.6% increase from RMB1,139.3 million for 2018. The increase was mainly the result of the increases in sales and marketing expenses, partially offset by decrease in product development expenses and general and administrative expenses.

Sales and marketing expenses for 2019 were RMB792.6 million (US$113.8 million), an 8.4% increase from RMB731.2 million for 2018. The increase was mainly due to higher payroll due to increasing sales personnel. Excluding share-based compensation expenses, non-GAAP sales and marketing expenses for 2019 were RMB789.6 million (US$113.4 million), an 8.8% increase from RMB725.6 million for 2018.

Product development expenses for 2019 were RMB157.5 million (US$22.6 million), a 14.9% decrease from RMB185.0 million for 2018. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP product development expenses for 2019 were RMB154.0 million (US$22.1 million), a 13.3% decrease from RMB177.6 million for 2018.

General and administrative expenses for 2019 were RMB196.0 million (US$28.2 million), a 12.1% decrease from RMB223.1 million for 2018. The decrease was primarily due to a decrease in the number of personnel. Excluding share-based compensation expenses, non-GAAP general and administrative expenses for 2019 were RMB185.7 million (US$26.7 million), a 10.8% decrease from RMB208.2 million for 2018.

Loss from Operations

Loss from operations for 2019 was RMB102.6 million (US$14.7 million), compared with RMB404.7 million for 2018.

Non-GAAP loss from operations for 2019 was RMB85.9 million (US$12.3 million), compared with RMB376.8 million for 2018.

Net Loss

Net loss for 2019 was RMB99.5 million (US$14.3 million), compared with RMB416.7 million for 2018.

Non-GAAP net loss for 2019 was RMB82.8 million (US$11.9 million), compared with RMB388.8 million for 2018.

Basic and diluted net loss per American depositary share (“ADS”) attributable to ordinary shareholders for 2019 was RMB4.84 (US$0.70), compared with RMB20.55 for 2018. Each ADS represents 15 Class A ordinary shares.

Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for 2019 was RMB4.03 (US$0.58), compared with RMB19.2 for 2018.

Impact of Recently Adopted New Accounting Standard

In February 2016, the FASB issued ASU 2016-02 “Leases”, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements. The Company adopted the new standard on January 1, 2019 on a modified retrospective basis and did not restate comparative periods. The Company recognized approximately RMB55.8 million as total right-of-use assets and RMB54.2 million as total lease liabilities for the operating leases on its consolidated balance sheet as of January 1, 2019.  The Company recognized RMB56.6 million and RMB55.1 million as total right-of-use assets and total lease liabilities, respectively, for the operating leases on its consolidated balance sheet as of December 31, 2019. Other than the foregoing, the new lease standard did not have a material impact on the Company’s consolidated financial statements.

Outlook

For the first quarter of 2020, the Company currently expects net revenues to be between RMB450 million to RMB455 million, which would represent an increase of approximately 39.3% to 40.9% from RMB323.0 million for the same quarter last year;

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Notes to Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2019 is still in progress.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 9, 2020 (8:00 PM Beijing/Hong Kong time on March 9, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-866-264-5888
International:	1-412-317-5226
Mainland China:	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “China Online Education Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.51talk.com.

A replay of the conference call will be accessible until March 16, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10139863

About China Online Education Group

China Online Education Group (NYSE: COE) is a leading online education platform in China, with core expertise in English education. The Company’s mission is to make quality education accessible and affordable. The Company’s online and mobile education platforms enable students across China to take live interactive English lessons with overseas foreign teachers, on demand. The Company connects its students with a large pool of highly qualified foreign teachers that it assembled using a shared economy approach, and employs student and teacher feedback and data analytics to deliver a personalized learning experience to its students.

Use of Non-GAAP Financial Measures

In evaluating its business, 51Talk considers and uses the following measures defined as non-GAAP financial measures by the SEC as supplemental metrics to review and assess its operating performance: non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP operating expenses, non-GAAP operating income/(loss), non-GAAP net income/(loss), non-GAAP net income/(loss) attributable to ordinary shareholders, and non-GAAP net income/(loss) attributable to ordinary shareholders per share and per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this press release.

51Talk believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding share-based compensation expenses that may not be indicative of its operating performance from a cash perspective. 51Talk believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to 51Talk’s historical performance. 51Talk computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. 51Talk believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a significant recurring expense in the 51Talk’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this press release provides more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “aims”, “future”, “intends”, “plans”, “believes”, “estimates”, “likely to” and similar statements. Among other things, 51Talk’s business outlook and quotations from management in this announcement, as well as 51Talk’s strategic and operational plans, contain forward-looking statements. 51Talk may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 51Talk’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 51Talk’s goals and strategies; 51Talk’s expectations regarding demand for and market acceptance of its brand and platform; 51Talk’s ability to retain and increase its student enrollment; 51Talk’s ability to offer new courses; 51Talk’s ability to engage, train and retain new teachers; 51Talk’s future business development, results of operations and financial condition; 51Talk’s ability to maintain and improve infrastructure necessary to operate its education platform; competition in the online education industry in China; the expected growth of, and trends in, the markets for 51Talk’s course offerings in China; relevant government policies and regulations relating to 51Talk’s corporate structure, business and industry; general economic and business condition in China, the Philippines and elsewhere and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in 51Talk’s filings with the SEC. All information provided in this press release is as of the date of this press release, and 51Talk does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

China Online Education Group
Investor Relations
+86 (10) 8342-6262
ir@51talk.com

The Piacente Group, Inc.
Brandi Piacente
+86 (10) 6508-0677
+1 (212) 481-2050
51talk@tpg-ir.com

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019
	RMB	RMB	US$

ASSETS
Current assets
Cash and cash equivalents	413,143	342,951	49,262
Time deposits	162,688	144,093	20,698
Short term investment	136,304	452,936	65,060
Inventory	—	308	44
Prepaid expenses and other current assets	242,499	249,920	35,899
Total current assets	954,634	1,190,208	170,963

Non-current assets
Property, plant and equipment, net	35,341	20,336	2,921
Intangible assets, net	11,790	9,918	1,425
Goodwill	4,223	4,223	607
Right of use assets	—	56,638	8,136
Time deposits	—	113,415	16,291
Other non-current assets	4,230	6,784	974
Total non-current assets	55,584	211,314	30,354

Total assets	1,010,218	1,401,522	201,317

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Short-term loan	—	16,578	2,381
Advances from students	1,658,800	2,171,231	311,878
Accrued expenses and other current liabilities	209,910	172,319	24,752
Lease liability	—	31,550	4,532
Taxes payable	16,917	21,661	3,111
Total current liabilities	1,885,627	2,413,339	346,654

Non-current liabilities
Long-term loan	69,045	—	—
Advances from students	17,321	4,783	687
Deferred tax liabilities	21	—	—
Lease liability	—	23,545	3,382
Other non-current liabilities	853	1,595	229
Total non-current liabilities	87,240	29,923	4,298

Total liabilities	1,972,867	2,443,262	350,952

Total shareholders’ deficit	(962,649)	(1,041,740)	(149,635)

Total liabilities and shareholders’ deficit	1,010,218	1,401,522	201,317

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues	298,051	397,864	57,150	1,145,517	1,483,411	213,079
Cost of revenues	(111,799)	(110,648)	(15,894)	(410,908)	(439,923)	(63,191)
Gross profit	186,252	287,216	41,256	734,609	1,043,488	149,888
Operating expenses
Sales and marketing expenses	(212,145)	(202,520)	(29,090)	(731,233)	(792,591)	(113,849)
Product development expenses	(42,574)	(37,046)	(5,321)	(185,000)	(157,505)	(22,624)
General and administrative expenses	(60,496)	(48,883)	(7,022)	(223,057)	(196,029)	(28,158)
Total operating expenses	(315,215)	(288,449)	(41,433)	(1,139,290)	(1,146,125)	(164,631)
Loss from operations	(128,963)	(1,233)	(177)	(404,681)	(102,637)	(14,743)
Impairment loss	(7,364)	—	—	(7,364)	—	—
Interest income	2,519	5,977	859	9,167	17,654	2,536
Interest expense and other expenses, net	(5,225)	(1,918)	(276)	(9,936)	(9,451)	(1,358)
Income/(loss) before income tax expenses	(139,033)	2,826	406	(412,814)	(94,434)	(13,565)
Income tax expenses	(923)	(1,307)	(188)	(3,880)	(5,068)	(728)
Net income/(loss)	(139,956)	1,519	218	(416,694)	(99,502)	(14,293)
Net income/(loss) attributable to ordinary shareholders	(139,956)	1,519	218	(416,694)	(99,502)	(14,293)

Weighted average number of ordinary shares used in computing basic loss per share	305,818,165	311,064,347	311,064,347	304,542,400	308,364,918	308,364,918

Weighted average number of ordinary shares used in computing diluted loss per share	305,818,165	337,511,364	337,511,364	304,542,400	308,364,918	308,364,918

CHINA ONLINE EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) per share attributable to ordinary shareholders
Basic	(0.46)	0.00	0.00	(1.37)	(0.32)	(0.05)
diluted	(0.46)	0.00	0.00	(1.37)	(0.32)	(0.05)
Net income/(loss) per ADS attributable to ordinary shareholders
basic	(6.90)	0.07	0.01	(20.55)	(4.84)	(0.70)
diluted	(6.90)	0.07	0.01	(20.55)	(4.84)	(0.70)
Comprehensive loss:
Net income/(loss)	(139,956)	1,519	218	(416,694)	(99,502)	(14,293)
Other comprehensive income/(loss)
Foreign currency translation adjustments	4,460	(4,045)	(581)	16,939	5,356	769
Total comprehensive loss	(135,496)	(2,526)	(363)	(399,755)	(94,146)	(13,524)
Share-based compensation expenses are included in the operating expenses as follows:

Sales and marketing expenses	(1,584)	(939)	(135)	(5,676)	(2,951)	(424)
Product development expenses	(1,855)	(218)	(31)	(7,396)	(3,472)	(499)
General and administrative expenses	(4,137)	(2,582)	(371)	(14,814)	(10,309)	(1,481)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses	(212,145)	(202,520)	(29,090)	(731,233)	(792,591)	(113,849)
Less: Share-based compensation expenses	(1,584)	(939)	(135)	(5,676)	(2,951)	(424)
Non-GAAP sales and marketing expenses	(210,561)	(201,581)	(28,955)	(725,557)	(789,640)	(113,425)

Product development expenses	(42,574)	(37,046)	(5,321)	(185,000)	(157,505)	(22,624)
Less: Share-based compensation expenses	(1,855)	(218)	(31)	(7,396)	(3,472)	(499)
Non-GAAP product development expenses	(40,719)	(36,828)	(5,290)	(177,604)	(154,033)	(22,125)

General and administrative expenses	(60,496)	(48,883)	(7,022)	(223,057)	(196,029)	(28,158)
Less: Share-based compensation expenses	(4,137)	(2,582)	(371)	(14,814)	(10,309)	(1,481)
Non-GAAP general and administrative expenses	(56,359)	(46,301)	(6,651)	(208,243)	(185,720)	(26,677)

Operating expenses	(315,215)	(288,449)	(41,433)	(1,139,290)	(1,146,125)	(164,631)
Less: Share-based compensation expenses	(7,576)	(3,739)	(537)	(27,886)	(16,732)	(2,404)
Non-GAAP operating expenses	(307,639)	(284,710)	(40,896)	(1,111,404)	(1,129,393)	(162,227)

Loss from operations	(128,963)	(1,233)	(177)	(404,681)	(102,637)	(14,743)
Less: Share-based compensation expenses	(7,576)	(3,739)	(537)	(27,886)	(16,732)	(2,404)
Non-GAAP income/(loss) from operations	(121,387)	2,506	360	(376,795)	(85,905)	(12,339)

CHINA ONLINE EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Income tax expenses	(923)	(1,307)	(188)	(3,880)	(5,068)	(728)
Less: Tax impact of Share-based compensation expenses	—	—	—	—	—	—
Non-GAAP income tax expenses	(923)	(1,307)	(188)	(3,880)	(5,068)	(728)

Net income/(loss)	(139,956)	1,519	218	(416,694)	(99,502)	(14,293)
Less: Share-based compensation expenses	(7,576)	(3,739)	(537)	(27,886)	(16,732)	(2,404)
Non-GAAP net income/(loss)	(132,380)	5,258	755	(388,808)	(82,770)	(11,889)

Net income/(loss) attributable to ordinary shareholders	(139,956)	1,519	218	(416,694)	(99,502)	(14,293)
Less: Share-based compensation expenses, net of tax	(7,576)	(3,739)	(537)	(27,886)	(16,732)	(2,404)
Non-GAAP net income/(loss) attributable to ordinary shareholders	(132,380)	5,258	755	(388,808)	(82,770)	(11,889)

Weighted average number of ordinary shares used in computing basic loss per share	305,818,165	311,064,347	311,064,347	304,542,400	308,364,918	308,364,918

Weighted average number of ordinary shares used in computing diluted loss per share	305,818,165	337,511,364	337,511,364	304,542,400	308,364,918	308,364,918

Non-GAAP net income/(loss) per share attributable to ordinary shareholders
basic	(0.43)	0.02	0.00	(1.28)	(0.27)	(0.04)
diluted	(0.43)	0.02	0.00	(1.28)	(0.27)	(0.04)

Non-GAAP net income/(loss) per ADS attributable to ordinary shareholders
basic	(6.45)	0.25	0.04	(19.20)	(4.03)	(0.58)
diluted	(6.45)	0.23	0.03	(19.20)	(4.03)	(0.58)

CHINA ONLINE EDUCATION GROUP

UNAUDITED ADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Net revenues
One-on-one offerings	266,459	371,473	53,359	1,044,769	1,370,624	196,878
Small class offerings	31,592	26,391	3,791	100,748	112,787	16,201
Total net revenues	298,051	397,864	57,150	1,145,517	1,483,411	213,079

Cost of revenues
One-on-one offerings	(89,028)	(98,178)	(14,103)	(342,927)	(386,085)	(55,458)
Small class offerings	(22,771)	(12,470)	(1,791)	(67,981)	(53,838)	(7,733)
Total cost of revenues	(111,799)	(110,648)	(15,894)	(410,908)	(439,923)	(63,191)

Gross profit
One-on-one offerings	177,431	273,295	39,256	701,842	984,539	141,420
Small class offerings	8,821	13,921	2,000	32,767	58,949	8,468
Total gross profit	186,252	287,216	41,256	734,609	1,043,488	149,888

Gross margin
One-on-one offerings	66.6%	73.6%	73.6%	67.2%	71.8%	71.8%
Small class offerings	27.9%	52.7%	52.7%	32.5%	52.3%	52.3%
Total gross margin	62.5%	72.2%	72.2%	64.1%	70.3%	70.3%

CHINA ONLINE EDUCATION GROUP

UNAUDITEDADDITIONAL INFORMATION

(In thousands except for number of shares and per share data)

	For the three months ended			For the year ended
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	US$	RMB	RMB	US$

Sales and marketing expenses
One-on-one offerings	(186,561)	(189,502)	(27,220)	(647,314)	(738,010)	(106,009)
Small class offerings	(25,584)	(13,018)	(1,870)	(83,919)	(54,581)	(7,840)
Total sales and marketing expenses[5]	(212,145)	(202,520)	(29,090)	(731,233)	(792,591)	(113,849)

Product development expenses
One-on-one offerings	(31,367)	(32,860)	(4,720)	(139,240)	(138,291)	(19,864)
Small class offerings	(11,207)	(4,186)	(601)	(45,760)	(19,214)	(2,760)
Total product development expenses[6]	(42,574)	(37,046)	(5,321)	(185,000)	(157,505)	(22,624)

General and administrative expenses
One-on-one offerings	(51,647)	(45,576)	(6,547)	(186,983)	(178,606)	(25,655)
Small class offerings	(8,849)	(3,307)	(475)	(36,074)	(17,423)	(2,503)
Total general and administrative expenses[7]	(60,496)	(48,883)	(7,022)	(223,057)	(196,029)	(28,158)

Operating expenses
One-on-one offerings	(269,575)	(267,938)	(38,487)	(973,537)	(1,054,907)	(151,528)
Small class offerings	(45,640)	(20,511)	(2,946)	(165,753)	(91,218)	(13,103)
Total operating expenses	(315,215)	(288,449)	(41,433)	(1,139,290)	(1,146,125)	(164,631)

Income/(loss) from operations
One-on-one offerings	(92,144)	5,357	769	(271,695)	(70,368)	(10,108)
Small class offerings	(36,819)	(6,590)	(946)	(132,986)	(32,269)	(4,635)
Total loss from operations	(128,963)	(1,233)	(177)	(404,681)	(102,637)	(14,743)

5 Share-based compensation expenses included in the sales and marketing expenses for one-on-one offerings and small class offerings were RMB850 and RMB89 respectively for the fourth quarter of 2019, and RMB1,479 and RMB105 respectively for the fourth quarter of 2018.

6 Share-based compensation expenses, included in the product development expenses for one-on-one offerings and small class offerings were RMB136 and RMB82 respectively for the fourth quarter of 2019, and RMB1,460 and RMB395respectively for the fourth quarter of 2018.

7 Share-based compensation expenses, included in the general and administrative expenses for one-on-one offerings and small class offerings were RMB2,552 and RMB30 respectively for the fourth quarter of 2019, and RMB4,074 and RMB63 respectively for the fourth quarter of 2018.